191 Peachtree Street
Suite 3300
Atlanta, GA 30303

June 14, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Post Effective Amendment No. 5 to the Registration Statement on Form N-1A filed December 9, 2009; Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A filed March 8, 2010 for the Fund; Post Effective Amendment No. 12 to the Registration Statement on Form N-1A filed April 23, 2010; and Post Effective Amendment No. 14 to the Registration Statement on Form N-1A filed June 11, 2010 (together, the “Amendments”) for the WynnCorr Value Fund (the “Fund”), a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the shareholder fee table that will be included in the Fund’s prospectus in the Fund’s 497 filing to be filed shortly after the  Amendments are deemed effective. The shareholder fee table included in Post-Effective Amendment No. 14 included a typo that is corrected below.

Shareholder Fees for the Fund
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Redemption Fee (as a % of amount redeemed)1	2.00%
Exchange Fee	None

Annual Fund Operating Expenses for the Fund
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees2	1.50%
Distribution and/or Service(12b-1) Fees	None
Other Expenses3	0.96%
Total Annual Fund Operating Expenses4	2.46%
Fee Waiver and/or Expense Limitation 5	0.46%
Net Annual Fund Operating Expenses4	2.00%

(t) 404.736.3641 (f) 404.529.4665 tanya.goins@maliklawgroup.com

1. The redemption fee described above (“Redemption Fee”) is charged upon any redemption of Fund shares occurring within sixty (60) days following the issuance of such shares.  The Redemption Fee is not a fee to finance sales or sales promotion expenses, but is paid to the Fund to defray the costs of liquidating a shareholder’s investment in the Fund and discourage short-term trading of Fund shares.  The Redemption Fee does not apply to shares purchased by reinvesting dividends or capital gain distributions, shares exchanged for shares of other funds of the Trust (if any), amounts representing capital appreciation of shares, certain redemptions pursuant to a systematic withdrawal plan, certain redemptions upon death or permanent disability of the shareholder, or mandatory distribution from a tax-deferred retirement plan or IRA.  The Funds may also require reimbursement from investors who request that their redemptions be wired for wiring fees charged to the Funds by its custodian.  Such wiring fees generally shall not exceed $20.

2. For its services, the Advisor receives a management fee described in more detail in the section of this prospectus entitled “Management of the Fund – Investment Advisor.”

3. The Fund has entered into a consolidated fee arrangement with the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets. See the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Management and Other Services Providers – Administrator” for more detailed information. Beyond the fee paid to the administrator, the Fund does not anticipate that shareholders of the Fund will incur any Other Expenses in the current fiscal year.

4. Since the Fund is newly organized, these expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million and include expenses related to any “Acquired Fund” (any investment company in which the Fund invest).  Acquired Fund expenses are estimated to be less than 0.01% of the Fund’s average daily net assets for the current fiscal year.

5. The Advisor has entered into an Operating Plan with the Fund’s administrator, through June 30, 2011, under which it has agreed to assume certain fees of the administrator to the extent such fees exceed the  maximum of 0.50% of the average daily net assets of the Fund to be paid by the Fund to the administrator under its consolidated fee arrangement.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.

In submitting this correspondence, the Trust acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 736-3641 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

(t) 404.736.3641 (f) 404.529.4665 tanya.goins@maliklawgroup.com